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                                                                      EXHIBIT 30


FOR IMMEDIATE RELEASE                              CONTACT:  Maureen Fisk
                                                             (847)468-2452

                            SAFETY-KLEEN ANNOUNCES
                     RULING IN U.S. DISTRICT COURT ACTION

     Elgin, Illinois-Feb. 4, 1998 - Safety-Kleen Corp. (SK;NYSE) today announced that U.S. District Court Judge Joan Gottschall issued a ruling affirming the decision of the Safety-Kleen Board to leave the Company's shareholder rights agreement in place with respect to Laidlaw Environmental's hostile tender offer. The Court's decision does not address Safety-Kleen's ability to leave the shareholder rights agreement in place with respect to Laidlaw Environmental's January 28 revised tender offer, as to which the Board has not made its determination.

     Donald W. Brinckman, Safety-Kleen Chairman and Chief Executive Officer announced, "We are gratified that Judge Gottschall did not grant Laidlaw Environmental's motion to exempt it from Safety-Kleen's shareholder rights agreement, which was adopted in 1988." Brinckman added, "Furthermore, we are pleased that Judge Gottschall recognized the Company's need to have this defensive mechanism in place to conduct a disciplined auction process and encourage potential acquirors to deal directly with our Board before acquiring more than 20% of our stock."

     Safety-Kleen is an environmental and industrial services company dedicated to helping nearly 400,000 automotive and industrial customers recycle their waste streams.

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